SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

March 3, 2011

LM ERICSSON TELEPHONE COMPANY

(Translation of registrant’s name into English)

Torshamnsgatan 23, Kista

SE-164 83, Stockholm, Sweden

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

Announcement of LM Ericsson Telephone Company, dated March 3, 2011 regarding “Welcome to Telefonaktiebolaget LM Ericsson’s annual general meeting”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFONAKTIEBOLAGET LM ERICSSON (publ)

By:	/S/ NINA MACPHERSON
Nina Macpherson
Senior Vice President and
General Counsel

By:	/S/ HENRY STÉNSON
Henry Sténson
Senior Vice President
Corporate Communications

Date: March 3, 2011

WELCOME TO TELEFONAKTIEBOLAGET

LM ERICSSON’S ANNUAL GENERAL MEETING

Telefonaktiebolaget LM Ericsson’s shareholders are invited to participate in the Annual General Meeting of Shareholders to be held on Wednesday, April 13, 2011 at 3.00 p.m. at the Annex, Ericsson Globe, Globentorget, Stockholm. Registration to the Meeting starts at 1.30 p.m.

Registration and notice of attendance

Shareholders who wish to attend the Meeting must

•	be recorded in the share register kept by Euroclear Sweden AB, the Swedish securities registry, on Thursday, April 7, 2011; and

•

give notice of attendance to the Company at the latest on Thursday, April 7, 2011. Notice of attendance can be given on Ericsson’s website www.ericsson.com, by telephone +46 (0)8 402 90 54 on weekdays between 10 a.m. and 4 p.m. or by fax

+46 (0)8 402 92 56 with reference “Ericsson’s AGM”.

Notice may also be given in writing to:

Telefonaktiebolaget LM Ericsson

General Meeting of Shareholders

Box 7835

SE-103 98 Stockholm

Sweden

When giving notice of attendance, please state name, date of birth, address, telephone no. and number of attending assistants, if any.

The Meeting will be conducted in Swedish and simultaneously interpreted into English.

Shares registered in the name of a nominee

In addition to giving notice of attendance, shareholders having their shares registered in the name of a nominee, must request the nominee to temporarily enter the shareholder into the share register as per Thursday, April 7, 2011, in order to be entitled to attend the Meeting. The shareholder should inform the nominee to that effect well before that day.

Proxy

Shareholders represented by proxy shall issue a power of attorney for the representative. A power of attorney issued by a legal entity must be accompanied by a copy of the entity’s certificate of registration (should no such certificate exist, a corresponding document of authority must be submitted). In order to facilitate the registration at the Meeting, the power of attorney in the original, certificate of registration and other documents of authority should be sent to the Company in advance at the address above for receipt by Tuesday, April 12, 2011. Forms of Power of Attorney in Swedish and English are available on Ericsson’s website, www.ericsson.com.

Agenda

1	Election of the Chairman of the Meeting.

2	Preparation and approval of the voting list.

3	Approval of the agenda of the Meeting.

4	Determination whether the Meeting has been properly convened.

5	Election of two persons approving the minutes.

6	Presentation of the annual report, the auditors’ report, the consolidated accounts, the auditors’ report on the consolidated accounts and the auditors’ presentation of the audit work during 2010.

7	The President’s speech and questions by the shareholders to the Board of Directors and the management.

8	Resolutions with respect to

8.1	adoption of the income statement and the balance sheet, the consolidated income statement and the consolidated balance sheet;

8.2	discharge of liability for the members of the Board of Directors and the President;

8.3	the appropriation of the profit in accordance with the approved balance sheet and determination of the record date for dividend.

9	Presentation of the proposals of the Nomination Committee, election of the Board of Directors etc.

9.1	Determination of the number of Board members and Deputies of the Board of Directors to be elected by the Meeting.

9.2	Determination of the fees payable to non-employed members of the Board of Directors elected by the Meeting and non-employed members of the Committees of the Board of Directors elected by the Meeting.

9.3	Election of the Chairman of the Board of Directors, other Board members and Deputies of the Board of Directors.

9.4	Resolution on the procedure on appointment of the members of the Nomination Committee and determination of the assignment of the Committee.

9.5	Determination of the fees payable to the members of the Nomination Committee.

9.6	Determination of the fees payable to the Auditor.

9.7	Election of Auditor.

10	Resolution on the guidelines for remuneration to senior management.

11	Long-Term Variable Remuneration Program 2011.

11.1	Resolution on implementation of the Stock Purchase Plan.

11.2	Resolution on transfer of treasury stock for the Stock Purchase Plan.

11.3	Resolution on Equity Swap Agreement in relation to the Stock Purchase Plan.

11.4	Resolution on implementation of the Key Contributor Retention Plan.

11.5	Resolution on transfer of treasury stock for the Key Contributor Retention Plan.

11.6	Resolution on Equity Swap Agreement in relation to the Key Contributor Retention Plan.

11.7	Resolution on implementation of the Executive Performance Stock Plan.

11.8	Resolution on transfer of treasury stock for the Executive Performance Stock Plan.

11.9	Resolution on Equity Swap Agreement in relation to the Executive Performance Stock Plan.

12	Resolution on transfer of treasury stock in relation to the resolutions on the Long-Term Variable Remuneration Programs 2007, 2008, 2009 and 2010.

13	Resolution on amendment of the Articles of Association.

14	Resolution on Einar Hellbom’s proposal for the Meeting to delegate to the Board of Directors to review how shares are to be given equal voting rights and to present a proposal to that effect at the next Annual General Meeting.

15	Close of the Meeting.

Item 1 Chairman of the Meeting

The Nomination Committee proposes the Chairman of the Board of Directors, Michael Treschow, be elected Chairman of the Meeting.

Item 8.3 Dividend and record date

The Board of Directors proposes a dividend of SEK 2.25 per share and Monday, April 18, 2011, as record date for dividend. Assuming this date will be the record day, Euroclear Sweden AB is expected to disburse dividends on Thursday, April 21, 2010.

Item 9.1-9.3 Number of Board members and Deputies, Directors’ fees, election of the Chairman and other members of the Board of Directors

The Nomination Committee, appointed in accordance with the procedure that was resolved by the Annual General Meeting 2010, is composed of the Chairman of the Committee, Jacob Wallenberg, Investor AB, Carl-Olof By, AB Industrivärden, Svenska Handelsbankens Pensionsstiftelse and Pensionskassan SHB Försäkringsförening, Caroline af Ugglas, Livförsäkringsaktiebolaget Skandia, Marianne Nilsson, Swedbank Robur Fonder and Michael Treschow, Chairman of the Board of Directors. The Nomination Committee proposes:

9.1	the number of Board members to be elected by the Meeting shall remain twelve and no Deputy Directors be elected;

9.2	the fees to the non-employed Board members and to the non-employed members of the Committees to the Board of Directors elected by the Meeting be paid as follows:

•	SEK 3,750,000 to the Chairman of the Board of Directors (unchanged);

•	SEK 825,000 each to the other Board members (previously SEK 750,000);

•	SEK 350,000 to the Chairman of the Audit Committee (unchanged);

•	SEK 250,000 each to the other members of the Audit Committee (unchanged);

•	SEK 200,000 each to the Chairmen of the Finance and the Remuneration Committee (previously SEK 125,000); and

•	SEK 175,000 each to the other members of the Finance and the Remuneration Committee (previously SEK 125,000).

Fees in the form of synthetic shares

The Nomination Committee proposes the Directors should be offered, on unchanged terms, the possibility to receive part of the fees in respect of their Board assignment (however, not in respect of committee work) in the form of synthetic shares. A synthetic share signifies a right to receive future payment of an amount corresponding to the market price of a share of series B in the Company on NASDAQ OMX Stockholm at the time of payment. The following principal terms and conditions shall apply.

A nominated Director shall have the possibility of choosing to receive the fee in respect of his or her Board assignment, according to the following four alternatives:

•	25 percent in cash – 75 percent in synthetic shares;

•	50 percent in cash – 50 percent in synthetic shares;

•	75 percent in cash – 25 percent in synthetic shares; and

•	100 percent in cash.

The number of synthetic shares allocated to the Director shall be based on a volume weighted average of the market price of shares of series B on NASDAQ OMX Stockholm during the five trading days immediately following the publication of the Company’s interim report for the first quarter of 2011. The synthetic shares are vested during the term of office, with 25 percent per quarter of the year.

The synthetic shares entail a right to receive payment, following the publication of Ericsson’s year-end financial statement in 2016, of a cash amount per synthetic share corresponding to the market price of shares of series B in the Company at the time of payment.

Dividend in respect of shares of series B in the Company, which the General Meeting of Shareholders has resolved on during the holding period, shall be disbursed at the same time as the cash amount.

Should the Director’s assignment to the Board of Directors come to an end not later than during the third calendar year after the year in which the General Meeting of Shareholders resolved on allocation of the synthetic shares, payment may take place the year after the assignment came to an end.

The number of synthetic shares may be subject to recalculation in the event of bonus issues, split, rights issues and similar measures, under the terms and conditions of the synthetic shares.

The intention is that the Company’s future commitment to pay with regard to the synthetic shares, as set out above, should be hedged by the Company, either through repurchased own shares which are sold on the market in connection with payments to the Directors or through a hedging agreement with a bank. Due to the hedging measures, the financial difference for the Company, should all Directors receive part of their fees in the form of synthetic shares compared with the fees being paid in cash only, is assessed to be very limited.

Item 9.3 Directors of the Board elected by the Meeting

Chairman of the Board of Directors

The Nomination Committee proposes Leif Johansson be elected new Chairman of the Board of Directors (Michael Treschow, presently Chairman of the Board, has declined re-election).

Other members of the Board of Directors

The Nomination Committee proposes re-election of Roxanne S. Austin, Sir Peter L. Bonfield, Börje Ekholm, Ulf J. Johansson, Sverker Martin-Löf, Nancy McKinstry, Anders Nyrén, Carl-Henric Svanberg, Hans Vestberg and Michelangelo Volpi and election of Jacob Wallenberg as new Board member (Marcus Wallenberg has declined re-election).

Leif Johansson

Born 1951. M. Sc. Engineering, Chalmers University of Technology.

Board Chairman: European Round Table of Industrialists.

Board member: Bristol-Myers Squibb Company, AB Volvo, Svenska Cellulosa Aktiebolaget SCA and Svenskt Näringsliv.

Holdings in Ericsson: 2,933 Class B shares.

Principal work experience and other information: Since 1997, President and CEO of AB Volvo. Before this Leif Johansson was Executive Vice President in Electrolux (1988), CEO (1991) and President and CEO of Electrolux 1994-1997. Leif Johansson is a member of the Royal Swedish Academy of Engineering Sciences.

Jacob Wallenberg

Born 1956. B.Sc. Economics and M.B.A., Wharton School, University of Pennsylvania, Reserve Officer, Swedish Navy.

Board Chairman: Investor AB.

Deputy Board Chairman: Atlas Copco AB, SAS AB and SEB Skandinaviska Enskilda Banken AB (SEB).

Board member: ABB Ltd., The Coca-Cola Company, The Knut and Alice Wallenberg Foundation and Stockholm School of Economics.

Holdings in Ericsson: None.

Principal work experience and other information: Chairman of the Board of Investor AB since 2005. Jacob Wallenberg has extensive experience in banking and finance, e.g. from commercial banks JP Morgan, New York and SEB. He was appointed President and CEO of SEB in 1997 and in 1998 as Chairman of SEB’s Board of Directors. During 1990-1993 he was Executive Vice President and CFO of Investor. Jacob Wallenberg is the Chairman of IBLAC (Mayor of Shanghai’s International Business Leaders Advisory Council) and is a member of The European Round Table of Industrialists.

Item 9.4 Procedure on appointment of the Nomination Committee and determination of the assignment of the Committee

The Nomination Committee proposes a procedure on appointment of the Nomination Committee, in substance as follows:

The Company shall have a Nomination Committee of no less than five members. One member shall be the chairman of the Board of Directors.

Based on the shareholding statistics the Company receives from Euroclear Sweden AB as per the last bank day of the month in which the Annual General Meeting is held, the Nomination Committee shall, without unnecessary delay, identify the four largest shareholders by voting power of the Company.

As soon as reasonably feasible, the Nomination Committee shall, in a suitable manner, contact the identified four largest shareholders and request them, within reasonable time considering the circumstances, however not exceeding 30 days, to provide in writing to the Nomination Committee the name of the person the shareholder wish to appoint member of the Nomination Committee.

The chairman of the Nomination Committee shall be the member that represents the largest shareholder(s) by voting power, provided the Nomination Committee does not unanimously resolve to appoint another member, appointed by a shareholder, chairman of the Nomination Committee.

In case a shareholder considers its shareholding in the Company is of such significance that it justifies a participation in the Nomination Committee, the shareholder may inform in writing the Nomination Committee thereof and in connection hereto adequately verify its shareholding. Upon receipt of such a request no later than December 31, and provided the

Nomination Committee considers the reported shareholding be adequately verified, the Nomination Committee shall confirm this to the shareholder, who will then be entitled to appoint a supplemental member of the Nomination Committee. In case the Nomination Committee receives a notification from a shareholder past the date of December 31, no action is required to be taken.

The assignment covers to provide proposals for

•	chairman at the Annual General Meeting;

•	chairman of the Board of Directors and other members of the Board of Directors appointed by the Annual General Meeting;

•	fees payable to non-employed members of the Board of Directors; and

•	fees payable to the auditors as well as, when applicable, election of auditors.

Henceforth, no remuneration shall be paid to the members of the Nomination Committee. However, the Company shall bear the reasonable expenses reasonably related to the assignment of the Nomination Committee.

Item 9.5 Fees payable to the members of the Nomination Committee

The Nomination Committee proposes no remuneration be paid to the Nomination Committee members.

Item 9.6 Fees payable to the Auditor

The Nomination Committee proposes, like previous years, the Auditor fees be paid against approved account.

Item 9.7 Election of Auditor

The Nomination Committee proposes PricewaterhouseCoopers be appointed Auditor for the period as of the end of the Annual General Meeting 2011 until the end of the Annual General Meeting 2012.

Item 10 Guidelines for remuneration to senior management

The Board of Directors proposes the Annual General Meeting resolves on the following guidelines for remuneration and other employment terms for the senior management for the period up to the 2012 Annual General Meeting. The guidelines proposed do not comprise any material changes compared to the principles resolved by the 2010 Annual General Meeting.

Details of how we deliver on our principles and policy, including information on previously decided long term variable remuneration that has not yet become due for payment, can be found in the Remuneration Report and in Note C29, “Information regarding Members of the Board of Directors, Management and Employees” in the annual report 2010.

2011 Remuneration Policy

Remuneration at Ericsson is based on the principles of performance, competitiveness and fairness. These principles and good practice in Sweden guide our policy to:

•	Attract and retain highly competent, performing and motivated people that have the ability, experience and skill to deliver on the Ericsson strategy.

•	Encourage behavior consistent with Ericsson’s culture and core values of professionalism, respect and perseverance.

•	Ensure fairness in reward by delivering total remuneration that is appropriate but not excessive.

•	Ensure a total compensation mix of fixed and variable remuneration and benefits that reflects the Company’s principles and is competitive where Ericsson competes for talent.

•	Encourage variable remuneration which, first, aligns employees with clear and relevant targets, second, reinforces performance and, third, enables flexible remuneration costs.

•	Ensure that all variable remuneration plans have maximum award and vesting limits.

•	Encourage employees to deliver sustained performance and build up a personal shareholding in Ericsson, aligning the interests of shareholders and employees.

•	Communicate clearly to both employees and shareholders how Ericsson translates remuneration principles and policy into practice.

Group Management

For Group Management consisting of the Executive Leadership Team, including the President and CEO, in the following referred to as the “Group Management”, total remuneration consists of fixed salary, short- and long-term variable remuneration, pension and other benefits.

Furthermore, the following guidelines apply for Group Management:

•

Variable remuneration is through cash and stock-based programs awarded against specific business targets derived from the long term business plan approved by the Board of Directors. Targets may include financial targets at either corporate or unit level, operational targets, employee motivation targets and customer satisfaction targets.

•

With the current composition of Group Management, the Company’s cost during 2011 for the variable remuneration of Group Management can, at a constant share price, amount to between 0 and 150 percent of the aggregate fixed salary cost, all excluding social security costs.

•	All benefits, including pension benefits, follow the competitive practice in the home country taking total compensation into account. The retirement age is normally 60 to 65 years of age.

•

By way of exception, additional arrangements can be made when deemed required. Such additional arrangement shall be limited in time and shall not exceed a period of 36 months and two times the remuneration that the individual concerned would have received had no additional arrangement been made.

•

The mutual notice period may be no more than six months. Upon termination of employment by the Company, severance pay amounting to a maximum of 18 months fixed salary is paid. Notice of termination given by the employee due to significant structural changes, or other events that in a determining manner affect the content of work or the condition for the position, is equated with notice of termination served by the Company.

Item 11.1-11.9 Long-Term Variable Remuneration Program 2011 (LTV 2011) including the Board of Directors’ proposal for resolutions on implementation of an all employee Stock Purchase Plan, a Key Contributor Retention Plan and an Executive Performance Stock Plan and, under each plan respectively, transfer of treasury stock

Following the Board of Directors’ annual evaluation of total remuneration and ongoing programs1, it proposes to make only minor changes to the structure of Ericsson’s Long-Term Variable Remuneration Program for 2011. The program is an integral part of the Company’s remuneration strategy, in particular the Board of Directors wishes to encourage all employees to become and remain shareholders and the leadership to build significant equity holdings. However, following extensive evaluation of the program it is proposed that the Earnings per Share performance measure for the Executive Performance Stock Plan be replaced with the three measures of Net Sales Growth, Operating Income Growth and Cash Conversion to better reflect the business strategy and long term value creation of the Company, as described in the proposal below.

It is anticipated that the LTV 2011 will require up to 23.4 million shares, corresponding to a dilution of up to 0.73 percent of outstanding shares, at a cost between SEK 972 million and SEK 1,682 million unevenly distributed over the years 2011–2015.

Three plans

The LTV 2011 builds on a common platform, but consists of three separate plans.

The Stock Purchase Plan is an all employee plan and is designed to create an incentive for all employees to become shareholders. The aim is to secure commitment to long-term value creation throughout Ericsson.

[1]	See more about the Board of Directors’ evaluation in the Remuneration Report attached to the 2010 Annual Report

The Key Contributor Retention Plan is part of Ericsson’s talent strategy and is designed to ensure long term retention of top-talent with critical skills vital to Ericsson’s future performance. Up to ten percent of the Company’s employees are defined as “key contributors”, based on a rigorous selection process incorporating elements such as individual performance, possession of critical skills and future potential. The company monitors the selection process carefully and monitors nominations for bias of factors such as seniority, gender, age and frequency of award.

The Executive Performance Stock Plan is designed to encourage long-term value creation in alignment with shareholders’ interests. The plan is offered to a defined group of senior managers, up to 0.5 percent of the total employee population. The aim is to attract, retain and motivate executives in a competitive market through performance-based share related incentives and to encourage the build-up of significant equity stakes.

There will be three performance criteria for the Executive Performance Stock Plan 2011:

•	Up to one third of the award will vest if the compound annual growth rate of consolidated net sales is between 4 and 10 percent comparing 2013 financial results to 2010.

•	Up to one third of the award will vest if the compound annual growth rate of consolidated operating income is between 5 and 15 percent comparing 2013 financial results to 2010.

•	Up to one third of the award will vest if cash conversion is at or above 70 percent during each of the years 2011-2013 and vesting one ninth of the total award for each year the target is achieved.

Financing

The Board of Directors has considered different financing methods for transfer of shares to employees under the LTV 2011, such as transfer of treasury stock and an equity swap agreement with a third party.

The Company’s current holding of treasury stock is sufficient for the carrying out of the LTV 2011. The Board of Directors considers the transfer of treasury stock as the most cost efficient and flexible method to transfer shares under the LTV 2011 and the main alternative is that the financial exposure is secured by transfer of treasury stock.

Costs

The total effect on the income statement of the LTV 2011, including financing costs, is estimated to range between SEK 972 million and SEK 1,682 million unevenly distributed over the years 2011-2015. The costs constitute less than three percent of Ericsson’s total remuneration costs 2010, including social security fees, amounting to SEK 57 billion.

The calculations are based on assumptions of present participation rate in the Stock Purchase Plan and the Key Contributor Retention Plan and full participation in the Executive Performance Stock Plan, at maximum contribution levels.

Costs affecting the income statement, but not the cash flow

Compensation costs, corresponding to the value of matching shares transferred to employees, are estimated to range between SEK 893 million and SEK 1,091 million, depending on the fulfilment of the performance targets of the Executive Performance Stock Plan.2 The compensation costs are distributed over the LTV 2011 period, i.e. 2011-2015. Social security charges as a result of transfer of shares to employees depend on the performance against the Executive Performance Stock Plan targets and based on an assumed average share price at matching between SEK 30 and SEK 175, the costs are estimated to range between SEK 79 million and SEK 591 million. The social security costs are expected to occur mainly during 2014-2015.

Costs affecting the income statement and the cash flow

Plan administration costs have been estimated to SEK 10 million, distributed over the LTV 2011 period, i.e. 2011-2015.

The administration cost for transfer of shares by way of an equity swap agreement is estimated to some SEK 163 million, compared to less than SEK 100,000 for using existing shares in treasury.

Dilution and effects on important key figures

The Company has approximately 3.3 billion shares in issue. As per 31 December, 2010, the Company held 73 million shares in treasury. In order to implement the LTV 2011, a total of up to 23.4 million shares of series B are required, which corresponds to approximately 0.73 percent of the total number of outstanding shares. The number of shares covered by ongoing programs as per 31 December, 2010, amounts to approximately 50 million shares, corresponding to approximately 1.6 percent of the number of outstanding shares.

Out of the 23.4 million shares of series B required for the LTV 2011, 19.4 million shares may be transferred to employees free of consideration, which could cause a dilutive effect of 0.6 percent on earnings per share. This dilutive effect is not affected by the price for the shares at the time of matching since they are transferred free of consideration to the employee. There will be no dilutive effect on earnings per share of the 4 million shares, which may be transferred on NASDAQ OMX Stockholm in order to cover social security payments, as the shares will be sold at market value.

[2]

The compensation costs for an alternative Key Contributor Retention Cash Program may vary depending on the development of the stock price during the qualifying period. This has been disregarded in the calculations since these costs represent a minor part of the overall compensation costs.

Proposals

The Long-Term Variable Remuneration Program 2011

The Board of Directors proposes that the Annual General Meeting resolve on the implementation of (1) a Stock Purchase Plan, (2) a Key Contributor Retention Plan, and (3) an Executive Performance Stock Plan.

In order to implement the LTV 2011, the Board of Directors proposes that no more than in total 19,400,000 shares of series B in Telefonaktiebolaget LM Ericsson (hereinafter referred to as “the Company” or “Ericsson”) may be transferred to employees in the Ericsson Group and, moreover, that 4,000,000 shares may be sold on NASDAQ OMX Stockholm in order to cover, inter alia, social security payments.

The Company’s current holding of shares in treasury is sufficient for the carrying out of the LTV 2011.

The Board of Directors proposes that the Annual General Meeting resolve in accordance with the proposals set out below.

Item 11.1 Implementation of the Stock Purchase Plan

All employees within the Ericsson Group, except for what is mentioned in the fourth paragraph below, will be offered to participate in the Stock Purchase Plan.

Employees who participate in the Stock Purchase Plan shall, during a 12 month period from the implementation of the plan, be able to invest up to 7.5 percent of gross fixed salary in shares of series B in the Company on NASDAQ OMX Stockholm or in ADSs on NASDAQ. The CEO shall have the right to invest up to 10 percent of gross fixed salary and 10 percent of short term variable remuneration for purchase of shares.

If the purchased shares are retained by the employee for three years from the investment date and the employment with the Ericsson Group continues during that time, the employee will be given a corresponding number of shares of series B or ADSs, free of consideration.

Participation in the Stock Purchase Plan presupposes that such participation is legally possible in the various jurisdictions concerned and that the administrative costs and financial efforts are reasonable in the opinion of the Company.

Item 11.2 Transfer of treasury stock for the Stock Purchase Plan

a)	Transfer of treasury stock to employees

Transfer of no more than 9,800,000 shares of series B in the Company may occur on the following terms and conditions:

•

The right to acquire shares shall be granted to such persons within the Ericsson Group covered by the terms and conditions of the Stock Purchase Plan. Furthermore, subsidiaries within the Ericsson Group shall have the right to acquire shares, free of consideration, and such subsidiaries shall be obligated to immediately transfer, free of consideration, shares to their employees covered by the terms and conditions of the Stock Purchase Plan.

•

The employee shall have the right to receive shares during the period when the employee is entitled to receive shares pursuant to the terms and conditions of the Stock Purchase Plan, i.e. during the period from November 2011 up to and including November 2015.

•	Employees covered by the terms and conditions of the Stock Purchase Plan shall receive shares of series B in the Company, free of consideration.

b)	Transfer of treasury stock on an exchange

The Company shall have the right to, prior to the Annual General Meeting in 2012, transfer no more than 1,900,000 shares of series B in the Company, in order to cover certain expenses, mainly social security payments. Transfer of the shares shall be effected on NASDAQ OMX Stockholm at a price within the at each time prevailing price interval for the share.

Item 11.3 Equity Swap Agreement with third party in relation to the Stock Purchase Plan

In the event that the required majority is not reached under item 11.2 above, the financial exposure of the Stock Purchase Plan shall be hedged by the Company entering into an equity swap agreement with a third party, under which the third party shall, in its own name, acquire and transfer shares in the Company to employees covered by the Stock Purchase Plan.

Item 11.4 Implementation of the Key Contributor Retention Plan

In addition to the regular matching of one share pursuant to the Stock Purchase Plan described above, up to 10 percent of the employees (presently approximately 9,000) are selected as key contributors and will be offered an additional matching of shares, free of consideration, within the Key Contributor Retention Plan.

If the shares purchased in accordance with the terms and conditions of the Stock Purchase Plan are retained by an employee for three years from the investment date and the employment with the Ericsson Group continues during that time, the employee will be entitled to an additional matching share, free of consideration, for every share purchased, in addition to the regular matching of one share.

Participation in the Key Contributor Retention Plan presupposes that such participation is legally possible in the various jurisdictions concerned and that the administrative costs and financial efforts are reasonable in the opinion of the Company. The Board of Directors shall however be entitled, but not obligated, to arrange for an alternative cash plan for key contributors in specific jurisdictions, should any of the aforementioned presuppositions prove not to be at hand. Such alternative cash plan shall, as far as practical correspond to the terms and conditions of the Key Contributor Retention Plan.

Item 11.5 Transfer of treasury stock for the Key Contributor Retention Plan

a)	Transfer of treasury stock to employees

Transfer of no more than 6,100,000 shares of series B in the Company may occur on the following terms and conditions.

•

The right to acquire shares shall be granted to such persons within the Ericsson Group covered by the terms and conditions of the Key Contributor Retention Plan. Furthermore, subsidiaries within the Ericsson Group shall have the right to acquire shares, free of consideration, and such subsidiaries shall be obligated to immediately transfer, free of consideration, shares to their employees covered by the terms and conditions of the Key Contributor Retention Plan.

•

The employee shall have the right to receive shares during the period when the employee is entitled to receive shares pursuant to the terms and conditions of the Key Contributor Retention Plan, i.e. during the period from November 2011 up to and including November 2015.

•	Employees covered by the terms and conditions of the Key Contributor Retention Plan shall receive shares of series B in the Company, free of consideration.

b)	Transfer of treasury stock on an exchange

The Company shall have the right to, prior to the Annual General Meeting in 2012, transfer no more than 1,200,000 shares of series B in the Company, in order to cover certain expenses, mainly social security payments. Transfer of the shares shall be effected on NASDAQ OMX Stockholm at a price within the at each time prevailing price interval for the share.

Item 11.6 Equity Swap Agreement with third party in relation to the Key

Contributor Retention Plan

In the event that the required majority is not reached under item 11.5 above, the financial exposure of the Key Contributor Retention Plan shall be hedged by the Company entering into an equity swap agreement with a third party, under which the third party shall, in its own name, acquire and transfer shares in the Company to employees covered by the Key Contributor Retention Plan.

Item 11.7 Implementation of the Executive Performance Stock Plan

In addition to the regular matching of shares pursuant to the Stock Purchase Plan described above, senior managers, up to 0.5 percent of employees (presently approximately 450, although it is anticipated that the number of participants will be significantly lower) will be offered an additional matching of shares, free of consideration, within the Executive Performance Stock Plan.

If the shares purchased in accordance with the terms and conditions of the Stock Purchase Plan are retained by an employee for three years from the investment date and the employment with the Ericsson Group continues during that time, the employee will be entitled to the following matching of shares, free of consideration, in addition to the regular matching of one share:

•	The President may be entitled to an additional performance match of up to nine shares for each one purchased.

•	Other senior managers may be entitled to an additional performance match of up to either four or six shares for each one purchased.

The nomination of senior managers will be on the basis of position, seniority and performance at the discretion of the Remuneration Committee, which will approve participation and matching share opportunity.

The terms and conditions of the additional performance match under the Executive Performance Stock Plan will be based on the outcome of three targets, which are independent of each other and have equal weighting:

•

Up to one third of the award shall vest provided the compound annual growth rate (CAGR) of consolidated net sales between year 0 (2010 financial year) and year 3 (2013 financial year) is between 4 and 10 percent. Matching will begin at a threshold level of 4 percent CAGR and increase on a linear scale to full vesting of this third of the award at 10 percent CAGR.

•

Up to one third of the award shall vest provided the compound annual growth rate (CAGR) of consolidated operating income between year 0 (2010 financial year) and year 3 (2013 financial year) is between 5 and 15 percent. Income from joint ventures and restructuring charges will be included though restructuring charges for 2010 will be excluded. Matching will begin at a threshold level of 5 percent CAGR and increase on a linear scale to full vesting of this third of the award at 15 percent CAGR.

•

Up to one third of the award will be based on the cash conversion during each of the years during the performance period, calculated as cash flow from operating activities divided by net income reconciled to cash. One ninth of the total award will vest for any year, i.e. financial years 2011, 2012 and 2013, if cash conversion is at or above 70 percent.

The Board of Directors considers that long-term value creation will be reflected in the success of these targets, aligning executives with long-term shareholder interests. There will be no allocation of shares if none of the threshold levels have been achieved, i.e. CAGR is less than 4 percent for net sales and less than 5 percent for operating income, and a 70 percent cash conversion has not been achieved during the performance period. The minimum matching at the threshold levels is 0. The maximum number of performance matching shares - 4 shares, 6 shares and 9 shares respectively - will be allocated if the maximum performance levels of CAGR of 10 percent for net sales and 15 percent for operating income have been achieved, or exceeded, and a cash conversion of 70 percent or more has been achieved each year during the period.

Before the number of performance shares to be matched are finally determined, the Board of Directors shall examine whether the performance matching is reasonable considering the Company’s financial results and position, conditions on the stock market and other circumstances, and if not, as determined by the Board of Directors, reduce the number of performance shares to be matched to the lower number of shares deemed appropriate by the Board of Directors. When undertaking its evaluation of performance outcomes the Board of Directors will consider, in particular, the impact of larger acquisitions, divestitures, the creation of joint ventures and any other significant capital event on the three targets on a case by case basis.

Item 11.8 Transfer of treasury stock for the Executive Performance Stock Plan

a)	Transfer of treasury stock to employees

Transfer of no more than 3,500,000 shares of series B in the Company may occur on the following terms and conditions.

•

The right to acquire shares shall be granted to such persons within the Ericsson Group covered by the terms and conditions of the Executive Performance Stock Plan. Furthermore, subsidiaries within the Ericsson Group shall have the right to acquire shares, free of consideration, and such subsidiaries shall be obligated to immediately transfer, free of consideration, shares to their employees covered by the terms and conditions of the Executive Performance Stock Plan.

•

The employee shall have the right to receive shares during the period when the employee is entitled to receive shares pursuant to the terms and conditions of the Executive Performance Stock Plan, i.e. during the period from November 2011 up to and including November 2015.

•	Employees covered by the terms and conditions of the Executive Performance Stock Plan shall receive shares of series B in the Company, free of consideration.

b)	Transfer of treasury stock on an exchange

The Company shall have the right to, prior to the Annual General Meeting in 2012, transfer no more than 900,000 shares of series B in the Company, in order to cover certain expenses, mainly social security payments. Transfer of the shares shall be effected on NASDAQ OMX Stockholm at a price within the at each time prevailing price interval for the share.

Item 11.9 Equity Swap Agreement with third party in relation to the Executive Performance Stock Plan

In the event that the required majority is not reached under item 11.8 above, the financial exposure of the Executive Performance Stock Plan shall be hedged by the Company entering into an equity swap agreement with a third party, under which the third party shall, in its own name, acquire and transfer shares in the Company to employees covered by the Executive Performance Stock Plan.

Majority rules

The resolutions of the Annual General Meeting implementation of the three plans according to items 11.1, 11.4 and 11.7 above require that more than half of the votes cast at the General Meeting approve the proposals. The General Meeting’s resolutions on transfers of treasury stock to employees and on an exchange according to items 11.2, 11.5 and 11.8 above, shall be adopted as one resolution for each of the three items, and require that shareholders representing at least nine-tenths of the votes cast as well as the shares represented at the General Meeting approve the proposals. A valid resolution in accordance with the proposals for an equity swap agreement under items 11.3, 11.6 and 11.9 above requires that more than half of the votes cast at the General Meeting approve the proposals.

Description of ongoing variable remuneration programs

The Company’s ongoing variable remuneration programs are described in detail in the Annual Report 2010 in the note to the Consolidated Financial Statements, Note C29 and on the Company’s website. The Remuneration Report published in the Annual Report outlines how the Company implements its remuneration policy in line with corporate governance best practice.

Item 12 The Board of Directors’ proposal for resolution on transfer of treasury stock in relation to the resolutions on the Long-Term Variable Remuneration Programs 2007, 2008, 2009 and 2010

Background

The Extraordinary General Meeting 2007 as well as the Annual General Meetings 2008, 2009 and 2010 resolved on a right for the Company to transfer in total not more than 14,280,0003 shares of series B in the Company on a stock exchange to cover certain payments, mainly social security charges, that may occur in relation to the Long-Term Variable Remuneration Programs 2007, 2008, 2009 and 2010.

Each resolution has for legal reasons only been valid up to the following Annual General Meeting. Resolutions on transfer of treasury stock for the purpose of the above mentioned plan and programs have therefore been repeated at the subsequent Annual General Meeting.

In accordance with the resolutions on transfer of in total not more than 14,280,000 shares, 504,800 shares of series B have been transferred up to March 1, 2011.

[3]	Recalculated for the 2008 reverse split of shares 1:5

Proposal

The Board of Directors proposes that the Annual General Meeting resolve that the Company shall have the right to transfer, prior to the Annual General Meeting 2012, not more than 13,775,200 shares of series B in the Company, or the lower number of shares of series B, which as per April 13, 2011 remains of the original 14,280,000 shares, for the purpose of covering certain payments, primarily social security charges that may occur in relation to the Long-Term Variable Remuneration Programs 2007, 2008, 2009 and 2010. Transfer of shares shall be effected on NASDAQ OMX Stockholm at a price within the, at each time, prevailing price interval for the share.

Majority rules

The resolution of the Annual General Meeting on a transfer of treasury stock requires that shareholders holding at least two-thirds of the votes cast as well as the shares represented at the Meeting vote in favor of the proposal.

Item 13 The Board of Directors’ proposal for resolution on amendment of the Articles of Association

The Board of Directors proposes the Articles of Association (§ 2) be amended to adjust the description of the object’s of the Company to the Company’s strategy to expand into new industry segments, such as governments, health industry, transport, utilities and mobile money.

Current wording	Proposed wording
§ 2	§ 2
The objects of the Company are to, directly or indirectly, develop, construct, produce, sell and deliver and in other forms carry on trade and other commercial business related to goods, products and other equipment as well as maintenance and other services within the area of telecommunication and radio technology and other technologies for transference, transmission and other communications of speech, data, images, text and other kinds of information and to carry on other activities consistent therewith.	The objects of the Company are to, directly or indirectly, develop, construct, produce, sell and deliver and in other forms carry on trade and other commercial business related to goods, products and other equipment as well as maintenance and other services based on telecommunication and radio technology and other technologies for transference, transmission and other communications of speech, data, images, text, other kinds of information and means of payment and to carry on other activities consistent therewith.

Shares and votes

There are in total 3,273,351,735 shares in the Company; 261,755,983 shares of series A and 3,011,595,752 shares of series B, corresponding to in total 562,915,558 votes. The Company’s holding of treasury stock amounts to 70,509,138 shares of series B, corresponding to 7,050,913 votes.

Information at the Annual General Meeting

The Board of Directors and the President shall, if any shareholder so requests and the Board of Directors believes that it can be done without material harm to the Company, provide information regarding circumstances that may affect the assessment of an item on the agenda and circumstances that can affect the assessment of the Company’s or its subsidiaries’ financial situation and the Company’s relation to other companies within the Group.

Documents

The complete proposals of the Nomination Committee with respect to Items 1 and 9 above are enclosed.

In respect of all other items, complete proposals are provided under the respective item in the Notice.

The Annual Report and the Auditor’s Report as well as the Auditor’s report regarding guidelines for compensation to senior management are available at the Company and posted on the Company’s website www.ericsson.com. The documents will be sent to shareholders upon request.

Stockholm, March 2011

THE BOARD OF DIRECTORS